

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 20, 2017

<u>Via E-mail</u>
Wilkes J. Graham
Chief Financial Officer
Wheeler Real Estate Investment Trust, Inc.
Riversedge North
2529 Virginia Beach Blvd., Suite 200
Virginia Beach, Virginia 23452

> **Re:** **Wheeler Real Estate Investment Trust, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 1, 2017**
> **File No. 333-221877**

Dear Mr. Graham:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We refer to our comment letter dated December 4, 2017 concerning your Form 10-K for the fiscal year ended December 31, 2016 and your Form 8-K filed November 9, 2017. Please resolve all Form 10-K and Form 8-K comments prior to requesting effectiveness of this registration statement.

<u>Incorporation of Certain Documents by Reference, page 39</u>

2.   We note your disclosure in this section that you "are also incorporating by reference in this prospectus supplement and the accompanying prospectus information that [you] file with the SEC after this date." Please revise to clarify that all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the

termination of the offering shall be deemed to be incorporated by reference into the prospectus. Refer to Item 12(b) of Form S-3.

3.   We note that you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Please amend your registration statement, as necessary, to specifically incorporate by reference any applicable current reports that are filed after your initial registration statement and prior to effectiveness.

4.   We note that a reference in this section to a Form 8-K filed July 7, 2017 appears to contain a typographical error, as you did not file a Form 8-K on that date but did file one on July 17, 2017.

5.   Please revise this section to incorporate by reference the filed portions of the Forms 8-K that were filed on January 31, 2017, February 28, 2017, and June 29, 2017 or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Matthew B. Chmiel, Esq.
        Haneberg Hurlbert PLC